UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                            _______________________

                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                              (AMENDMENT NO.  1)
                            _______________________

                   POLICY MANAGEMENT SYSTEMS CORPORATION
                               (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (Title of Class of Securities)

                                  731108 10 6
                                (CUSIP Number)
                            _______________________

                              STEPHEN P. REYNOLDS
                   C/O GENERAL ATLANTIC SERVICE CORPORATION
                               3 PICKWICK PLAZA
                         GREENWICH, CONNECTICUT 06830
                           TEL. NO.:  (203) 622-3050
                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                              and Communications)
                            _______________________

                                MARCH 14 , 1996
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box <square>.

Check the following box if a fee is being paid with the statement <square>. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               SCHEDULE 13D

CUSIP NO.  731108 10 6




1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             GENERAL ATLANTIC PARTNERS 14, L.P.

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) [X]
                                                              (B) [ ]

3            SEC USE ONLY

4            SOURCE OF FUNDS

             WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6            CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

             7                   SOLE VOTING POWER
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
             8                   SHARED VOTING POWER

                                 1,519,024

             9                   SOLE DISPOSITIVE POWER


            10                   SHARED DISPOSITIVE POWER

                                 1,519,024

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          1,519,024

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES [ ]

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             7.8%

14           TYPE OF REPORTING PERSON

             PN

                             SCHEDULE 13D


CUSIP NO.  731108 10 6



1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             GAP COINVESTMENT PARTNERS,  L.P.

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(A) [X]
                                                             (B) [ ]

3            SEC USE ONLY

4            SOURCE OF FUNDS

             WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6            CITIZENSHIP OR PLACE OF ORGANIZATION

             New York

             7                   SOLE VOTING POWER
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
              8                  SHARED VOTING POWER

                                 1,519,024

             9                   SOLE DISPOSITIVE POWER

            10                   SHARED DISPOSITIVE POWER

                                 1,519,024

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,519,024

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES [ ]

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             7.8%

14           TYPE OF REPORTING PERSON

             PN

                       AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1 to Schedule 13D (this "Amendment") is filed by the undersigned to amend and supplement the Schedule 13D, dated May 6, 1994 (the "Statement"), with respect to the shares of common stock, par value $.01 per share (the "Common Stock"), of Policy Management Systems Corporation, a South Carolina corporation (the "Company").


ITEM 1.  SECURITY AND ISSUER

This Amendment relates to the Common Stock of the Company, whose principal executive offices are at One PMSC Center, Blythewood, South Carolina 29106.

ITEM 2.  IDENTITY AND BACKGROUND

Item 2 is hereby amended and restated in its entirety as follows:

This statement is being filed by a group, as defined in Rule 13d-5 of the General Rules and Regulations of the Securities Exchange Act of 1934, as amended. The members of the group are General Atlantic Partners 14, L.P. ("GAP 14") and GAP Coinvestment Partners, L.P. ("GAP Coinvestment" and, together with GAP 14, the "Reporting Persons"), both of whom are located at 3 Pickwick Plaza, Greenwich, Connecticut 06830. Both GAP 14 and GAP Coinvestment are engaged in acquiring, holding and disposing of interests in various companies for investment purposes. GAP 14 is a limited partnership organized under the laws of the State of Delaware. The general partner of GAP 14 is General Atlantic Partners, LLC, a Delaware limited liability company ("GAP LLC"). The managing members of GAP LLC are Steven
A. Denning, David C. Hodgson, Stephen P. Reynolds, J. Michael Cline, William O. Grabe and William E. Ford (collectively, the "GAP LLC Managing Members"). GAP Coinvestment is a limited partnership organized under the laws of the State of New York. The partners of GAP Coinvestment who are authorized and empowered to vote and dispose of the securities held by GAP Coinvestment are the GAP LLC Managing Members.

None of the Reporting Persons or GAP LLC Managing Members has, during the last five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO.  731108 10 6


ITEM 3.SOURCE AND AMOUNT OF  FUNDS OR OTHER CONSIDERATIONS

Unchanged.

ITEM 4.  PURPOSE OF TRANSACTION

As more fully described in the press release of the Company, dated March 14, 1996, and filed as Exhibit 1 to this Amendment, the Reporting Persons and Continental Casualty Company, an Illinois domestic insurance company ("CNA"), entered into a Stock Purchase Agreement, dated as of March 8, 1996 (the "CNA Stock Purchase Agreement"), pursuant to which CNA agreed to purchase, and the Reporting Persons agreed to sell, an aggregate of 759,512 shares of Common Stock at a purchase price per share of $50.00. Such shares of Common Stock represent 50% of the shares of Common Stock held by the Reporting Persons. The CNA Stock Purchase Agreement is filed as
Exhibit 2 to this Amendment. The closing of the transactions contemplated by the CNA Stock Purchase Agreement is subject to certain conditions, as more fully described in Section 6 of such agreement, including, without limitation, (i) the simultaneous closing of the purchase by the Company from the Reporting Persons of an aggregate of 759,512 shares of Common Stock, as described in the following paragraph, and (ii) the filing by all applicable persons of the notification and report form with respect to the transactions contemplated by the CNA Stock Purchase Agreement pursuant to, and the expiration of the waiting period under, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

In addition, the Company and the Reporting Persons entered into a Stock Purchase Agreement, dated as of March 8, 1996 (the "Company Stock Purchase Agreement"), pursuant to which the Company agreed to purchase, and the Reporting Persons agreed to sell, an aggregate of 759,512 shares of Common Stock at a purchase price per share of $50.00. Such shares of Common Stock represent 50% of the shares of Common Stock held by the Reporting Persons. If the closing of the sale under the CNA Stock Purchase Agreement does not occur on or before May 15, 1996 or the Reporting Persons and CNA have not on or before May 15, 1996 delivered to the Company a notice of the termination of the CNA Stock Purchase Agreement, then Company is required to purchase from the Reporting Persons an aggregate of 1,519,024 shares of Common Stock, which shares represent all of the shares of Common Stock held by the Reporting Persons. The Company Stock Purchase Agreement is filed as
Exhibit 3 to this Amendment.

The closing of the transactions contemplated by the Company Stock Purchase Agreement is subject to certain conditions, as more fully described in
Section 5 of such agreement, including, without limitation, (i) the amendment of two credit agreements to which the Company is a party and (ii)
(x) the simultaneous closing of the purchase by CNA from the Reporting Persons of an aggregate of 759,512 shares of Common Stock, as described above, or (y) the termination of the agreement among CNA and the Reporting Persons with respect to the purchase and sale of such shares of Common Stock.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5(e) is amended and restated in its entirety as follows:



          (e) On the closing date of the transactions contemplated by the Company Stock Purchase Agreement and the CNA Stock Purchase Agreement, based upon the amount of shares of Common Stock outstanding as of such date as represented by the Company, the Reporting Persons will no longer beneficially own in excess of five percent of the Common Stock.


ITEM 6. CONTRACTS, RELATIONSHIPS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER

Pursuant to Section 4(b) of the Company Stock Purchase Agreement, the Reporting Persons have also agreed to certain restrictions relating to (i) the percentage of voting securities of the Company that may be owned by the Reporting Persons or their affiliates, (ii) participation by the Reporting Persons in any solicitation of proxies with respect to the Company and
(iii) certain other actions with respect to the Company, which restrictions will be in effect until March 8, 1999.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

The following documents are filed as exhibits to this Amendment:


            1. Press Release of Policy Management Systems Corporation,
               dated March 14, 1996

            2. Stock  Purchase  Agreement,  dated as of March 8, 1996, among General Atlantic Partners 14, L.P., GAP Coinvestment Partners, L.P. and Continental Casualty Company

            3. Stock Purchase Agreement, dated  as  of  March 8, 1996, among Policy Management Systems Corporation, GAP Coinvestment Partners and General Atlantic Partners 14, L.P.

CUSIP NO.  731108 10 6


                                SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 20, 1996


GENERAL ATLANTIC PARTNERS 14, L.P.


By:  General Atlantic Partners, LLC,
     its General Partner


By:  /S/ STEPHEN P. REYNOLDS
     Name:  Stephen P. Reynolds
     Title:  A Managing Member


GAP COINVESTMENT PARTNERS, L.P.


By:  /S/ STEPHEN P. REYNOLDS
     Name:  Stephen P. Reynolds
     Title:  A General Partner

CUSIP NO.  731108 10 6


                               EXHIBIT INDEX

      NUMBER                    DOCUMENT                     PAGE ON WHICH
                                                             EXHIBIT APPEARS
[S]                [C]                                     [C]
1                  Press Release of Policy Systems
                   Management Corporation, dated March
                   14, 1996                                       9

2                  Stock Purchase Agreement, dated as
                   of March 8, 1996, among Continental
                   Casualty Corporation, GAP
                   Coinvestment Partners, L.P. and
                   General Atlantic Partners 14, L.P.           11

3                  Stock Purchase Agreement, dated as
                   of March 8, 1996, among General
                   Atlantic Partners 14, L.P., GAP
                   Coinvestment Partners, L.P. and
                   Policy Management Systems
                   Corporation                                  23